Dreyfus Pennsylvania Municipal Money Market Fund

ANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this new annual report for Dreyfus Pennsylvania Municipal Money Market Fund, covering the two-month period from October 1, 2005, through November 30, 2005. Inside, you'll find information about the fund's recent fiscal year change and how the fund was managed during this abridged reporting period, including a discussion with the fund's portfolio manager, Bill Vasiliou.

The U.S. economy demonstrated remarkable resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. As short-term interest rates climbed, so too have yields of tax-exempt money market instruments, offering investors incrementally higher yields as compared to yields at the start of the reporting period.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Bill Vasiliou, Portfolio Manager

How did Dreyfus Pennsylvania Municipal Money Market Fund perform during the period?

The fund's fiscal year has changed from a reporting period that ended September 30 to one that ended November 30. While this change should have no impact on the way in which the fund is managed, shareholders will now receive annual and semi-annual reports according to the new fiscal year-end.

Between the end of the fund's prior fiscal year on September 30, 2005, and its new fiscal year on November 30, 2005, the fund produced an annualized yield of 2.19%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 2.21% for the same period.[1]

The fund's results during the reporting period continued to be influenced mainly by rising short-term interest rates.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Pennsylvania state income taxes. The fund also may invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing the fund's investment approach, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments that

provide income exempt from federal and Pennsylvania state income taxes. Second, we actively manage the fund's weighted average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Pennsylvania's short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the fund's weighted average maturity, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand projections.

What other factors influenced the fund's performance?

On November 1, the Federal Reserve Board (the "Fed") implemented its twelfth consecutive increase in short-term interest rates, driving the overnight federal funds rate to 4%. As short-term interest rates moved higher, so did tax-exempt money market yields.

In this environment, we continued to maintain our focus on tax-exempt commercial paper, municipal notes and insured municipal bonds[2] with maturities between three and nine months. This strategy has allowed us to capture higher yields than were offered by tax-exempt variable rate demand notes on which yields are reset daily or weekly, while helping us to avoid locking in yields of one-year municipal notes. In addition, we have maintained a "laddered" portfolio of the fund's holdings to ensure that proceeds from maturing securities will be available for reinvestment should short-term yields continue to rise.

The fund also was influenced by a relatively strong credit environment in Pennsylvania. The state's track record of sound financial management has continued to limit the supply of newly issued short-term debt securities, while investor demand has remained relatively robust, putting downward pressure on money market yields.

What is the fund's current strategy?

Over the short-term, we have begun to prepare the fund for technical forces that tend to affect tax-exempt money market instruments at year-end. Over the longer term, while recent data suggest that the U.S. economy continues to grow at a sustained pace, higher energy prices and rising interest rates may constrain consumer spending in 2006. Nonetheless, many analysts expect the Fed to raise short-term interest rates further at upcoming FOMC meetings, and we therefore have maintained a conservative investment posture designed to give the fund the liquidity it needs to capture higher yields should they continue to rise. Of course, we are prepared to revise our strategies as market conditions change.

December 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Pennsylvania Municipal Money Market Fund from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.12
Ending value (after expenses)	$1,010.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.14
Ending value (after expenses)	$1,021.96

† Expenses are equal to the fund's annualized expense ratio of .62%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

November 30, 2005

Tax Exempt Investments—101.3%	Principal Amount ($)	Value ($)
Allegheny County Hospital Development Authority, Health and Hospital Revenue (UPMC Health System) 5.08%, 7/1/2006 (Insured; MBIA)	1,085,000	1,099,989
Allegheny County Industrial Development Authority, Revenue:		
Healthcare Facilities (Residential Rental Development) 3.10% (LOC; Wachovia Bank)	1,100,000 a	1,100,000
Industrial:		
(Sewickley Academy) 3.11% (LOC; PNC Bank)	755,000 a	755,000
(Watson Rhenania) 3.13% (LOC; PNC Bank)	720,000 a	720,000
Berks County Industrial Development Authority, Industrial Revenue:		
(Beacon Container Corp. Project) 3.20% (LOC; Wachovia Bank)	815,000 a	815,000
(Fleetwood Industries Business Trust) 3.13% (LOC; First Tennessee Bank)	2,445,000 a	2,445,000
(Ram Industries Inc.) 3.07% (LOC; PNC Bank)	2,800,000 a	2,800,000
Bucks County Industrial Development Authority, Revenue (Christian Life Center) 3.15% (LOC; Wachovia Bank)	1,700,000 a	1,700,000
Butler County Industrial Development Authority, EDR:		
(Armco Inc. Project) 3.13% (LOC; Fifth Third Bank)	400,000 a	400,000
(Butler County Family YMCA Project) 3.12% (LOC; National City Bank)	6,500,000 a	6,500,000
Chester County, Revenue 3.13% (LOC; PNC Bank)	1,600,000 a	1,600,000
Chester County Industrial Development Authority:		
Revenue (Delaware Valley Friends School) 3.05% (LOC; Wachovia Bank)	410,000 a	410,000
Student Housing Revenue (University Student Housing LLC Project) 3.03% (LOC; Citizens Bank of Pennsylvania)	4,000,000 a	4,000,000
Cumberland County, GO 3.08% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,290,000 a	3,290,000
Dauphin County Industrial Development Authority, Revenue (WITF Inc. Project) 2.69% (LOC; Citizens Bank of Pennsylvania)	5,000,000 a	5,000,000
Delaware County Industrial Development Authority, Industrial Revenue (Astra Foods Inc. Project) 3.20% (LOC; Wachovia Bank)	4,000,000 a	4,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Delaware River Port Authority of Pennsylvania and New Jersey (Port District Project) 4.81%, 1/1/2006 (Insured; FSA)	115,000	115,235
East Hempfield Township Industrial Development Authority:		
Healthcare Facilities Revenue (The Mennonite Home Project) 3.15% (LOC; M&T Bank)	2,300,000 a	2,300,000
Industrial Revenue (BGT Realty Project) 3.18% (LOC; Fulton Bank)	2,750,000 a	2,750,000
East Pennsylvania School District, GO Notes 2.96%, 12/15/2005 (Insured; FSA)	150,000	150,016
Franklin County Industrial Development Authority, Revenue:		
(James and Donna Martin Project) 3.20% (LOC; Wachovia Bank)	215,000 a	215,000
(Loudon Industries Inc. Project) 3.24% (LOC; M&T Bank)	1,300,000 a	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe Project) 3.20% (LOC; Wachovia Bank)	530,000 a	530,000
Kutztown Area School District, GO Notes 2.95%, 3/15/2006 (Insured; FGIC)	250,000	250,399
Lancaster County Hospital Authority, Healthcare Facilities Revenue (Lancaster General Hospital Project) 3.18% (LOC; Fulton Bank)	7,400,000 a	7,400,000
Lancaster Industrial Development Authority:		
EDR (Purple Cow Partners LLC Project) 3.11% (LOC; First Tennessee Bank)	2,500,000 a	2,500,000
Industrial Revenue (Snavely's Mill Project) 3.23% (LOC; Fulton Bank)	3,240,000 a	3,240,000
Lehigh County Industrial Development Authority, Industrial Revenue (Prior Coated Metals) 3.30% (LOC; Wachovia Bank)	740,000 a	740,000
Lower Moreland Township School District, GO Notes 2.94%, 2/15/2006 (Insured; MBIA)	150,000	150,182
Montgomery County Industrial Development Authority:		
CP (Exelon Co. Project):		
Electric Revenue:		
2.78%, 12/6/2005 (LOC; Wachovia Bank)	10,000,000	10,000,000
2.78%, 12/15/2005 (LOC; Banque Nationale de Paris)	6,840,000	6,840,000
PCR 2.75%, 12/14/2005 (LOC; Banque Nationale de Paris)	5,000,000	5,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Montgomery County Industrial		
Development Authority (continued):		
Health, Hospital and Nursing Home Revenue		
(Independent Support System Project)		
3.15% (LOC; Wachovia Bank)	150,000 a	150,000
Industrial Revenue:		
(Girl Scouts of Southeastern Pennsylvania)		
3.15% (LOC; Wachovia Bank)	200,000 a	200,000
(Recigno Laboratories)		
3.20% (LOC; Wachovia Bank)	1,000,000 a	1,000,000
MFHR		
(Kingswood Apartments Project)		
3% (Insured; FNMA and Liquidity Facility; FNMA)	1,800,000 a	1,800,000
Neshaminy School District, GO Notes		
5.09%, 2/15/2006 (Insured; FGIC)	500,000	502,738
New Garden General Authority, Municipal		
Revenue 3.09% (Insured; FSA and Liquidity		
Facility; Bank of Nova Scotia)	1,800,000 a	1,800,000
New Kensington Arnold School District, GO Notes		
4%, 5/15/2006 (Insured; FSA)	415,000	417,296
North Hampton County General Purpose Authority,		
Revenue (Lafayette College) 4.44%, 11/16/2006	1,000,000	1,012,827
North Hampton County Industrial Development Authority,		
Industrial Revenue:		
(Reale Associates Project)		
3.20% (LOC; Wachovia Bank)	1,660,000 a	1,660,000
(S & L Plastics Project)		
3.18% (LOC; Bank of America)	2,750,000 a	2,750,000
Penn Hills Municipality, GO Notes		
4.91%, 12/1/2005 (Insured; AMBAC)	100,000	100,000
Pennsylvania:		
GO Notes:		
4.84%, 1/1/2006 (Insured; MBIA)	225,000	225,429
4.74%, 1/15/2006	500,000	501,092
5.34%, 1/15/2006 (Insured; MBIA)	1,500,000	1,504,988
5.13%, 10/16/2006 (Insured; AMBAC)	300,000	304,959
(Putters Program) 3.07%		
(Liquidity Facility; JPMorgan Chase Bank)	7,100,000 a,b	7,100,000
Refunding		
5.86%, 2/1/2006	200,000	201,058

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued):		
Revenue 3.02% (Liquidity Facility; JPMorgan Chase Bank)	900,000 a,b	900,000
Pennsylvania Economic Development Financing Authority:		
EDR:		
3.13% (LOC; PNC Bank)	500,000 a	500,000
(Edward C Ford Junior)		
3.13% (LOC; PNC Bank)	400,000 a	400,000
(Premium Molding Project) 3.13% (LOC; PNC Bank)	1,000,000 a	1,000,000
Exempt Facilities Revenue (York Water Co. Project)		
3.13% (Insured; XLCA and Liquidity Facility; PNC Bank)	4,975,000 a	4,975,000
Industrial Revenue:		
(Material Technology and Logistics)		
3.15% (LOC; Wachovia Bank)	530,000 a	530,000
(Westrum Harleysville II Project)		
3.13% (LOC; FHLB)	1,000,000 a	1,000,000
RRR 3.11% (Insured; AMBAC and Liquidity Facility; Citibank N.A.)	2,500,000 a,b	2,500,000
SWDR (Waste Management Inc.) 3.11% (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch)	4,495,000 a,b	4,495,000
Pennsylvania Higher Educational Facilities Authority:		
College and University Revenue:		
4.89%, 6/15/2006 (Insured; AMBAC)	1,150,000	1,163,894
(Philadelphia College of Textiles and Science)		
5.23%, 2/1/2006 (Insured; MBIA)	100,000	100,374
Student Housing Revenue (Washington and Jefferson Development) 3.09% (LOC; Unicredito Italiano SPA)	8,000,000 a	8,000,000
Pennsylvania Housing Finance Agency, Revenue 3.11% (Insured; FSA and Liquidity Facility; Merrill Lynch)	3,600,000 a,b	3,600,000
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue, Refunding (Philadelphia Funding Project):		
4.91%, 6/15/2006 (Insured; FGIC)	100,000	101,130
5.87%, 6/15/2006 (Insured; FGIC)	150,000	152,560

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Philadelphia:		
Airport Revenue		
3.12% (Insured; MBIA and		
Liquidity Facility; Merrill Lynch)	1,000,000 a,b	1,000,000
GO Notes, TRAN 4%, 6/30/2006	6,940,000	6,986,626
Water and Wastewater Revenue,		
5.40%, 6/15/2006 (Insured; AMBAC and		
Liquidity Facility; KBC Bank)	175,000	177,411
Philadelphia Authority for Industrial Development:		
Health Care Facility Revenue:		
(Gift of Life Donor Program Project)		
3.07% (LOC; Commerce Bank)	1,450,000 a	1,450,000
(Greater Philadelphia Health Action Project)		
3.07% (LOC; Commerce Bank)	1,845,000 a	1,845,000
IDR:		
(David Michael and Co. Inc.)		
3.10% (LOC; Wachovia Bank)	590,000 a	590,000
(I Rice Associates LP Project)		
3.20% (LOC; Wachovia Bank)	340,000 a	340,000
Philadelphia Municipal Authority, LR		
4.97%, 5/15/2006 (Insured; FSA)	1,000,000	1,010,193
Philadelphia School District, GO Notes		
3.07% (Insured; AMBAC and		
Liquidity Facility; Merrill Lynch)	3,500,000 a,b	3,500,000
Pittsburgh, GO Notes, Refunding 5.97%, 3/1/2006		
(Insured; MBIA)	1,100,000	1,108,757
Pittsburgh and Allegheny County Sports and		
Exhibition Authority, GO Notes (Auditorium)		
3.95%, 12/15/2005 (Insured; FSA)	500,000	500,242
Roaring Fork Municipal Products, LLC		
3.19% (Insured; MBIA and Liquidity		
Facility; Bank of New York)	10,870,000 a,b	10,870,000
Schuylkill County Industrial Development Authority,		
Industrial Revenue (M&Q Packing Corp. Project)		
3.18% (LOC; PNC Bank)	670,000 a	670,000
Scranton School District, GO Notes		
4.20%, 4/1/2006 (Insured; AMBAC)	685,000 c	687,667

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Southmoreland School District, GO Notes 3.71%, 4/1/2006 (Insured; MBIA)	370,000	371,213
Telford Industrial Development Authority, Revenue (Ridgetop Project) 3.18% (LOC; Bank of America)	4,400,000 [a]	4,400,000
Temple University of the Commonwealth System of Higher Education, College and University Revenue 3.94%, 4/28/2006	5,350,000	5,376,306
Venango County Industrial Development Authority, RRR, CP (Scrubgrass Project):		
2.80%, 12/7/2005 (LOC; Dexia Credit Locale)	2,500,000	2,500,000
2.80%, 12/7/2005 (LOC; Dexia Credit Locale)	2,596,000	2,596,000
2.80%, 12/7/2005 (LOC; Dexia Credit Locale)	2,850,000	2,850,000
2.92%, 1/3/2006 (LOC; Dexia Credit Locale)	1,000,000	1,000,000
York Redevelopment Authority, Revenue 3.14% (LOC; M&T Bank)	3,515,000 [a]	3,515,000
Total Investments (cost $184,108,581)	**101.3%**	**184,108,581**
Liabilities, Less Cash and Receivables	**(1.3%)**	**(2,361,271)**
Net Assets	**100.0%**	**181,747,310**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
CIC	Continental Insurance Company	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
COP	Certificate of Participation	**MFMR**	Multi-Family Mortgage Revenue
CP	Commercial Paper	**PCR**	Pollution Control Revenue
EDR	Economic Development Revenue	**RAC**	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue	**RAN**	Revenue Anticipation Notes
		RAW	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
FHA	Federal Housing Administration	**SAAN**	State Aid Anticipation Notes
FHLB	Federal Home Loan Bank	**SBPA**	Standby Bond Purchase Agreement
FHLMC	Federal Home Loan Mortgage Corporation	**SFHR**	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes
GAN	Grant Anticipation Notes	**TAW**	Tax Anticipation Warrants
		TRAN	Tax and Revenue Anticipation Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	74.1
AAA, AA, A d		Aaa, Aa, A d		AAA, AA, A d	10.8
Not Rated e		Not Rated e		Not Rated e	15.1
					100.0

†   *Based on total investments.*

a   *Securities payable on demand. Variable interest rate—subject to periodic change.*

b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $33,965,000 or 18.7% of net assets.*

c   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

d   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

e   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	184,108,581	184,108,581
Interest receivable		1,037,627
Prepaid expenses		11,805
		185,158,013
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		83,469
Cash overdraft due to Custodian		1,661,166
Payable for investment securities purchased		1,607,015
Payable for shares of Beneficial Interest redeemed		14,000
Accrued expenses		45,053
		3,410,703
Net Assets ($)		**181,747,310**
Composition of Net Assets ($):		
Paid-in capital		181,747,310
Net Assets ($)		**181,747,310**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		181,747,310
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

	Two Months Ended November 30, 2005[a]	Year Ended September 30, 2005
Investment Income ($):		
Interest Income	**897,675**	**2,967,363**
Expenses:		
Management fee–Note 2(a)	157,673	638,929
Professional fees	21,036	46,733
Shareholder servicing costs–Note 2(b)	16,295	69,986
Registration fees	4,612	14,971
Custodian fees	2,443	18,919
Trustees' fees and expenses–Note 2(c)	1,940	5,357
Prospectus and shareholders' reports	903	13,280
Miscellaneous	2,743	12,025
Total Expenses	**207,645**	**820,200**
Investment Income–Net	**690,030**	**2,147,163**
Net Realized Gain on Investments–Note 1(b) ($)	–	619
Net Increase in Net Assets Resulting from Operations	**690,030**	**2,147,782**

[a] *The fund has changed its fiscal year end from September 30 to November 30.*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Two Months Ended November 30, 2005[a] | Year Ended September 30, | |
		2005	2004
Operations ($):			
Investment income−net	690,030	2,147,163	364,993
Net realized gain on investments	−	619	−
Net Increase (Decrease) in Net Assets Resulting from Operations	**690,030**	**2,147,782**	**364,993**
Dividends to Shareholders from ($):			
Investment income−net	**(690,030)**	**(2,147,163)**	**(364,993)**
Beneficial Interest Transactions ($1.00 per share):			
Net proceeds from shares sold	89,101,011	453,154,113	123,227,468
Dividends reinvested	665,544	2,096,633	351,014
Cost of shares redeemed	(93,040,547)	(345,268,308)	(128,041,289)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,273,992)**	**109,982,438**	**(4,462,807)**
Total Increase (Decrease) in Net Assets	**(3,273,992)**	**109,983,057**	**(4,462,807)**
Net Assets ($):			
Beginning of Period	185,021,302	75,038,245	79,501,052
End of Period	**181,747,310**	**185,021,302**	**75,038,245**

[a] *The fund has changed its fiscal year end from September 30 to November 30.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Two Months Ended November 30, 2005[a] | Year Ended September 30, | | | | |
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.004	.015	.004	.006	.010	.029
Distributions:						
Dividends from investment income−net	(.004)	(.015)	(.004)	(.006)	(.010)	(.029)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.21[b]	1.51	.44	.57	1.04	2.95
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.66[b]	.64	.71	.73	.71	.65
Ratio of net expenses to average net assets	.66[b]	.64	.71	.73	.71	.65
Ratio of net investment income to average net assets	2.19[b]	1.68	.44	.57	1.04	2.91
Net Assets, end of period ($ x 1,000)	181,747	185,021	75,038	79,501	80,625	94,920

[a] The fund has changed its fiscal year end from September 30 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Pennsylvania Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On August 2, 2005, the Board of Trustees approved a change in the fund's fiscal year end from September 30 to November 30.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005, September 30, 2005 and September 30, 2004 were all tax exempt income.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, the fund was charged $11,511 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $3,404 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $619 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $77,121, chief compliance officer fees $1,548 and transfer agency per account fees $4,800.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Pennsylvania Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Pennsylvania Municipal Money Market Fund, including the statement of investments, as of November 30, 2005, and the related statements of operations and changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Pennsylvania Municipal Money Market Fund at November 30, 2005, and the results of its operations, the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 11, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during the fiscal period ended November 30, 2005 as "exempt interest dividends" (not subject to regular federal and, for individuals who are Pennsylvania residents, Pennsylvania personal income taxes).

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Pennsylvania Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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